SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of September 05 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                                Press enquiries:

                                                                    Geoff Callow
                        tel: +44 (0) 20 7861 3232; mobile: +44 (0) 7740 168 319;
                                             email: gcallow@bell-pottinger.co.uk

                                                                  Chris Hamilton
                          Tel: +44 (0) 20 7861 3232; mobile: +44 (0) 870 257 276
                                           Email: chamilton@bell-pottinger.co.uk

                                 BOARD CHANGES

London - 5 September 2006 - telent plc (LSE: TLNT) ("telent"). telent announces a number of changes to the Board of Directors:

Mark Plato has been appointed Chief Executive Officer in succession to Mike Parton and will assume the role with immediate effect. Mike Parton will remain with telent until 31 October 2006 but will step down from the Board immediately.

Pavi Binning will step down from the Board and the role of Chief Financial Officer. Heather Green will assume the role with immediate effect. Pavi Binning will remain an employee of telent until 30 November 2006 to ensure an orderly handover of responsibilities.

Both Mark Plato and Heather Green have been with the business for a number of years having joined what was Marconi in 1995 and 2001 respectively.

Mark Plato has been Managing Director of telent, and previously of the services business of Marconi, since September 2002. Heather Green was previously Group Financial Controller and has a background in finance and investor relations within Marconi and prior to this at Alstom.

In addition, Kathleen Flaherty, a non-executive director, has decided not to stand for re-appointment at the 2006 Annual General Meeting and will retire from the Board at the conclusion of the AGM to be held on 20 October 2006.


John Devaney, Chairman of telent said

"We have today announced a series of Board changes that ensure telent has the most appropriate team in place to take the business forward over the longer-term as an independent communications services company.

I would like to thank Mike and Pavi for their huge contributions in successfully restructuring the balance sheet, completing the Ericsson transaction, securing the UK Pension Plan and putting telent plc in a strong position for the future. I would also like to thank Kathleen for all her guidance, especially in relation to US markets.

At the same time, I am delighted that Mark Plato and Heather Green have accepted the Board's invitation to take up the roles of Chief Executive Officer and Chief Financial Officer respectively. I very much look forward to working with both of them in the years to come."

The Board will now consist of John Devaney, Chairman; Mark Plato, Chief Executive Officer; Heather Green, Chief Financial Officer; Kent Atkinson, Senior Independent Director and Chair of the Audit Committee; Peter Hickson, Non-Executive Director and Chair of the Remuneration Committee; Werner Koepf, Non-Executive Director; Douglas McWilliams, Non-Executive Director and Kathleen Flaherty, Non-Executive Director (until 20 October).

telent can confirm that there are no details to be disclosed in respect of either Mr Plato or Ms Green pursuant to paragraph 9.6.13 of the Listing Rules.

ENDS/...

Copyright (c) telent plc 2006. All rights reserved. All brands and product names and logos are trademarks of their respective holders.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 05 September 2006